Filed Pursuant to Rule 424(b)(3)
Registration No. 333-205960

GRIFFIN-AMERICAN HEALTHCARE REIT IV, INC.
SUPPLEMENT NO. 2 DATED JUNE 23, 2017
TO THE PROSPECTUS DATED MARCH 29, 2017

This document supplements, and should be read in conjunction with, our prospectus dated March 29, 2017, as supplemented by Supplement No. 1 dated May 30, 2017. Unless otherwise defined in this Supplement No. 2, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 2 is to disclose:

•	the status of our public offering;

•	updates to participating dealer agreements with certain participating broker-dealers;

•
our acquisitions of SW Illinois Senior Housing Portfolio, located in Columbia, Millstadt, Red Bud and Waterloo, Illinois; and Lawrenceville MOB, located in Lawrenceville, Georgia; and our potential acquisition of Northern California Senior Housing Portfolio, located in Belmont, Fairfield, Menlo Park, Napa, Sacramento and Sonoma, California;

•	updates to the “Management of Our Company” section of our prospectus; and

•	the declaration of distributions to our stockholders.

Status of Our Public Offering

We commenced our initial public offering of shares of our common stock on February 16, 2016. We are offering up to approximately $2,800,000,000 in shares of our Class T common stock and $200,000,000 in shares of our Class I common stock in our primary offering. We are also offering $150,000,000 in shares of our common stock pursuant to our distribution reinvestment plan, as amended, or DRIP. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the DRIP, and among classes of stock.

As of June 16, 2017, we had received and accepted subscriptions in this offering for 25,802,095 shares of Class T common stock, or approximately $257,724,000, and 1,397,027 shares of Class I common stock, or approximately $12,932,000, excluding shares of our common stock issued pursuant to the DRIP. As of June 16, 2017, approximately $2,542,276,000 in shares of our Class T common stock and $187,068,000 in shares of our Class I common stock remained available for sale to the public pursuant to this offering, excluding shares available pursuant to the DRIP. We will sell shares of our common stock in our offering until the earlier of February 16, 2018, or the date on which the maximum offering amount has been sold; provided however, that our board of directors may extend this offering for an additional year or as otherwise permitted under applicable law.

Participating Dealer Agreements with Certain Participating Broker-Dealers

The following information should be read in conjunction with the footnotes to the table on the cover page of our prospectus, the “Plan of Distribution — Dealer Manager and Participating Broker-Dealer Compensation and Terms” section beginning on page 205 of our prospectus and all similar discussions appearing throughout our prospectus:

Our dealer manager may enter into participating dealer agreements with participating dealers that provide for a reduction or waiver of selling commissions or dealer manager fees. Any reduction in the dealer manager fees will be applied first to the portion of the dealer manager fees funded by our advisor. To the extent that any reduction in dealer manager fees exceeds the portion of the dealer manager fees funded by our advisor, such excess reduction will be accompanied by a corresponding reduction in the applicable per share purchase price for purchases of such shares. Similarly, any reduction in selling commissions will be accompanied by a corresponding reduction in the applicable per share purchase price for purchases of such shares.

Acquisitions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Description of Investments” section beginning on page 10 of our prospectus, the “Investment Objectives, Strategy and Criteria — Real Estate Acquisitions — Acquired Properties” section beginning on page 126 of our prospectus and the “Investment Objectives, Strategy and Criteria — Real Estate Acquisitions — Potential Acquisitions” section beginning on page 128 of our prospectus:

Acquired Properties

As of June 23, 2017, we had completed 14 property acquisitions comprising 22 buildings, or approximately 1,142,000 square feet of gross leasable area, or GLA, for an aggregate contract purchase price of $272,245,000. Acquisitions completed between May 20, 2017 and June 23, 2017 are listed below:

Acquisition(1)	Type of Property	GLA (Sq Ft)	Occupancy	Date Acquired	Contract Purchase Price	Property Taxes(2)	Location
SW Illinois Senior Housing Portfolio	Senior Housing	190,000	100%	05/22/17	$31,800,000	$343,000	Columbia, Millstadt, Red Bud and Waterloo, IL
Lawrenceville MOB	Medical Office	31,000	100%	06/12/17	$11,275,000	$87,000	Lawrenceville, GA
___________

(1)	We own 100% of our properties acquired as of June 23, 2017.

(2)	Represents the real estate taxes on the properties for 2016.

We financed the purchase of SW Illinois Senior Housing Portfolio using approximately $31,700,000 in borrowings under our revolving line of credit with Bank of America, N.A., or Bank of America, and KeyBank, National Association, or KeyBank, and the remaining balance using net proceeds from this offering. We financed the purchase of Lawrenceville MOB through the assumption of a loan, which had a current principal balance of approximately $8,000,000 at the time of acquisition, and the remaining balance using approximately $3,000,000 in borrowings under our revolving line of credit with Bank of America and KeyBank and net proceeds from this offering. We paid our advisor a base acquisition fee of 2.25% of the contract purchase price of each property. We also accrued a Contingent Advisor Payment of 2.25% of the contract purchase price of each property, which shall be paid to our advisor subject to the satisfaction of certain conditions as described more fully in our prospectus. American Healthcare Investors, LLC, or American Healthcare Investors, our co-sponsor and the managing member of our advisor, or its designated personnel will provide property management oversight services and receive a property management oversight fee of 1.0% of the gross monthly cash receipts with respect to SW Illinois Senior Housing Portfolio and Lawrenceville MOB. Among other things, American Healthcare Investors or its designated personnel have the authority to negotiate and enter into leases of our properties on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to authorize payment of property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Other affiliates of ours may receive additional fees or other compensation as a result of our property acquisitions in accordance with the compensation provisions described in our prospectus.

Potential Acquisition

Between May 20, 2017 and June 23, 2017, we, through our subsidiaries, entered into purchase and sale agreements for the acquisition of the following property from unaffiliated third parties:

Property Name	Type of Property	GLA (Sq Ft)	Occupancy	Contract Purchase Price	Date of Purchase Agreement	Location
Northern California Senior Housing Portfolio	Senior Housing	174,000	100%	$60,000,000	06/08/17	Belmont, Fairfield, Menlo Park, Napa, Sacramento and Sonoma, California

Northern California Senior Housing Portfolio

On June 8, 2017, we, through GAHC4 Menlo Park CA MC, LLC, GAHC4 Fairfield CA MC, LLC, GAHC4 Belmont CA ALF, LLC, GAHC4 Sacramento CA ALF, LLC, GAHC4 Napa CA ALF, LLC, GAHC4 Napa CA MC, LLC and GAHC4 Sonoma CA ALF, LLC, our wholly owned subsidiaries, entered into seven separate assignment of asset purchase agreements, or collectively, the Assignments, with Colonial Oaks Senior Living Holdco, LLC, or assignor, and COSL Menlo Park, LP, COSL Fairfield, LP, COSL Belmont, LP, COSL Sacramento, LP, COSL Napa RG, LP, COSL Napa CCN, LP and COSL Sonoma, LP, or collectively, subtenant assignees, whereby we assumed assignor’s rights, title and interest as buyer under seven separate purchase and sale agreements dated March 6, 2017, between assignor and Napa Skilled Nursing Center, LLC, Nazareth Classic Care of Napa, Inc., Nazareth Agua Caliente Villa, LLC, Nazareth Agua Caliente Villa, Inc., Nazareth Classic Care Community, LLC, Nazareth Classic Care Community, Inc., Nazareth Classic Care of Fairfield, LLC, Nazareth Classic Care of Fairfield, Inc., Nazareth Park Place, LLC, Nazareth Park Place, Inc., Nazareth Rose Garden of Napa, LLC, Nazareth Rose Garden of Napa, Inc. and Nazareth Vista, LLC, or collectively, sellers, relating to the acquisition of certain Real Property Assets, as defined in the respective Assignment, in connection with seven senior housing facilities located in Belmont, Fairfield, Menlo Park, Napa, Sacramento and Sonoma, California, or Northern California Senior Housing Portfolio, for an aggregate contract purchase price of $60,000,000, plus closing costs. Northern California Senior Housing Portfolio, consisting of approximately 174,000 square feet of gross leasable area and 327 units, offers assisted living, memory care and skilled nursing services and currently is 100% occupied. We are not affiliated with assignor or subtenant assignees and we did not enter into the Assignments to acquire the Operating Assets, as defined in the Assignments, which will be acquired by subtenant assignees.

The following table shows, as of June 23, 2017, the effective annual rental rate per rentable square foot, GLA, lease expiration, renewal options and principal nature of business for the tenant occupying 10.0% or more of the rentable square footage of Northern California Senior Housing Portfolio:

Tenant	Effective Annual Rental Rate per Rentable Square Foot	GLA (Sq Ft)	Lease Expiration	Renewal Options	Principal Nature of Business
Colonial Oaks Senior Living HoldCo, LLC	$24.04	174,000	06/28/32	Two 10-year renewals	Senior Housing Operator

We believe that Northern California Senior Housing Portfolio is suitable for its intended purpose and adequately covered by insurance, and, subject to the satisfaction of certain conditions, we may fund improvements totaling approximately $6,900,000 to Northern California Senior Housing Portfolio over the next few years, including exterior repairs and upgrades, interior upgrades to common areas and interior upgrades to resident spaces. We intend to finance such improvements from funds raised through our initial public offering, debt financing and/or cash flows from operations. Northern California Senior Housing Portfolio faces limited competition from a variety of senior housing facilities in Belmont, Fairfield, Menlo Park, Napa, Sacramento and Sonoma, California. For federal income tax purposes, we estimate that the depreciable basis in Northern California Senior Housing Portfolio will be approximately $49,800,000. For federal income tax purposes, we depreciate land improvements and buildings based upon an estimated useful life of 20 years and 40 years, respectively. For 2016, Northern California Senior Housing Portfolio paid real estate taxes of approximately $466,000 at a rate of 1.31%.

We expect that American Healthcare Investors or its designated personnel will provide property management oversight services and receive a property management oversight fee of 1.0% of the gross monthly cash receipts with respect to Northern California Senior Housing Portfolio. We intend to finance the purchase of Northern California Senior Housing Portfolio from funds raised through this offering and debt financing. We also anticipate paying an acquisition fee based on the purchase price of the property to our advisor in connection with the acquisition of such property, as described in our prospectus. We anticipate closing the first tranche of Northern California Senior Housing Portfolio in the second quarter of 2017 and the second tranche of Northern California Senior Housing Portfolio in the fourth quarter of 2017; however, we can give no assurance that the closings will occur within these timeframes, or at all. This potential acquisition is subject to substantial conditions to closing. Our decision to consummate this acquisition will generally depend upon:

•	the satisfaction of the conditions to the acquisition contained in the relevant agreements;

•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;

•	our receipt of sufficient net proceeds from this offering and financing proceeds to make this acquisition; and

•	our receipt of satisfactory due diligence information, including appraisals, environmental reports and lease information.

Due to the considerable conditions that must be satisfied in order to acquire Northern California Senior Housing Portfolio, we cannot give any assurances that the closing of this acquisition is probable.

In evaluating Northern California Senior Housing Portfolio as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we have considered a variety of factors including the overall valuation based on net operating income, location, demographics, quality of the tenant, length of leases, price per square foot, occupancy and the fact that the overall rental rate at the property is comparable to market rates. We believe that the property is well located, well maintained and has been professionally managed. Northern California Senior Housing Portfolio will be subject to competition from similar senior housing facilities within its market area, and its economic performance could be affected by changes in local economic conditions. We have not considered any other factors materially relevant to our decision to acquire Northern California Senior Housing Portfolio.

Management of Our Company

The following information is hereby inserted in our prospectus immediately following the section of our prospectus captioned “Management of Our Company — Directors and Executive Officers” beginning on page 87 of our prospectus:

Other Key Officers

Information regarding our other key non-executive officers is set forth below. We are not aware of any family relationship among any of our directors, executive officers or other key officers. Our other key officers have stated that there is no arrangement or understanding of any kind between them and any other person relating to their appointment as key officers.

Christopher M. Belford has served as our Vice President of Asset Management since June 2017. He has also served as Executive Vice President of Asset Management for our co-sponsor, American Healthcare Investors, since January 2016. Mr. Belford has also served as Vice President — Asset Management of Griffin-American Healthcare REIT III, Inc., or GA Healthcare REIT III, since March 2016. Mr. Belford served as President — West Division of Brookdale Senior Living Solutions, one of the largest owners and operators of senior living communities throughout the United States, from August 2014 to December 2015, where he was directly responsible for managing 269 senior living and retirement communities. Prior to its merger with Brookdale Senior Living, Mr. Belford previously served as Senior Vice President — Operations for Emeritus Assisted Living, a provider of independent living, assisted living, Alzheimer’s or memory care and skilled nursing for seniors, from January 2011 to July 2014, having served as its Vice President— Operations from January 2001 to December 2010. He also previously served in executive capacities with BPM Assisted Living/Regent Assisted Living and ERA Care Inc., where he began his healthcare career in 1991. Additionally, since November 2016, Mr. Belford has also served as a member of the board of directors of Trilogy Investors, LLC. Mr. Belford received a B.A. degree in Business Administration from Washington State University and completed post graduate studies in Business Administration at Seattle University. Mr. Belford is a member of Argentum.

Trevor A. Drummond has served as our Vice President, Accounting and Finance since June 2017. He has also served as Senior Vice President, Chief Accounting Officer of our co-sponsor, American Healthcare Investors, since February 2016, having served as its Senior Vice President, Accounting and Finance since June 2015 and its Vice President, Accounting and Finance since December 2014. Mr. Drummond has also served as Vice President — Accounting and Finance of GA Healthcare REIT III since March 2016. Mr. Drummond served as Vice President, Accounting and Finance of AHI Group Holdings, LLC, from January 2012 to December 2014. Mr. Drummond previously served as REIT Controller for the investment management subsidiary of Grubb & Ellis Company from August 2006 to January 2012, where he managed the financial operations and accounting team for its sponsored healthcare REITs. Mr. Drummond also previously served in finance and accounting roles with publicly-traded lending institutions such as Commercial Capital Bancorp, Inc., New Century Financial Corporation and Consumer Portfolio Services Inc. during his career. Additionally, since April 2016, Mr. Drummond has also served as a member of the audit committee of the board of directors of Trilogy Investors, LLC. Mr. Drummond received his B.A. degree in Accounting from the University of Arizona and is a Certified Public Accountant in the State of California.

Wendie Newman has served as our Vice President of Asset Management since June 2017. She has also served as Executive Vice President of Asset Management for our co-sponsor, American Healthcare Investors, since December 2016. Ms. Newman previously served as Senior Vice President of Lillibridge Healthcare Services, a wholly owned subsidiary of Ventas, Inc., or Ventas, one of the leading publicly traded real estate investment trusts, or REITs, from June 2011 to November 2016, where she was responsible for the financial performance of the medical office building assets within the western region portfolio. Prior to its being acquired by Ventas, Ms. Newman served as Senior Asset Manager of Nationwide Health Properties, a publicly traded REIT that invested in healthcare-related assets, from June 2008 to May 2011. Ms. Newman also served as Vice-President, Asset Manager of PM Realty Group, one of the leading providers of property management services, from March 2005 to April 2008, where she was responsible for the asset management of a portfolio consisting of office, industrial and retail properties. Prior to PM Realty Group, Ms. Newman served as Regional Manager of Sares-Regis Group, from January 2004 to February 2005. Ms. Newman also previously served in property manager roles with CB Richard Ellis, Inc., Greystone Group LLC, and Fairfield Properties, Inc. during her career. Ms. Newman received a B.S. degree in Business Administration from the University of Southern California and an MBA degree in Finance from California State University, Long Beach. Ms. Newman is a Certified Property Manager and member of the Institute of Real Estate Management.

Declaration of Distributions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Distribution Policy” section on page 24 of our prospectus and the “Description of Capital Stock — Distribution Policy” section beginning on page 186 of our prospectus:

On June 13, 2017, our board of directors authorized a daily distribution to our Class T and Class I stockholders of record as of the close of business on each day of the period commencing on July 1, 2017 and ending on September 30, 2017. The daily distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001643836 per share of our Class T and Class I common stock, which is equal to an annualized distribution of $0.60 per share. These distributions will be aggregated and paid in cash or shares of our common stock pursuant to our distribution reinvestment plan monthly in arrears. The distributions declared for each record date in the July 2017, August 2017 and September 2017 periods will be paid in August 2017, September 2017 and October 2017, respectively, only from legally available funds.